Standard Industrial Classification (SIC)                        CIK: 0001688912
                           CCC: dztpdz6*
Investment Trust Company -6091
Real Estate Investment Trust-6798
Asset- Backed Securities - 6189
       DONALD RIVERS GOOLSBY WHFIT

   UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION

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    FORM N-18F-1

 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
        UNDER  INVESTMENT COMPANY ACT OF 1940

  DONALD RIVERS GOOLSBY WHFIT

The undersigned registered open-end investment company hereby notifies the
Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon applicaiton permits the withdrawl of this Notification of
Election.

    JURAT

Pursuant to the requiremnts off Rule 18f-1 under the Investment Company Act of
1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Cleveland and state of Ohio on the 11th day of
January 2017.

            Signature; DONALD RIVERS GOOLSBY WHFIT

             BY; Donald Rivers Goolsby
                               Title; Executor/Authorized Representaaative UCC1-207/308

Attest: Cathy F. Peters
Title : NOTARY PUBLIC-
        State of Ohio Commission Expies 05/31/18